File No. 70-10236

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ________________________________________________
                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ________________________________________________

National Grid Transco plc                             New England Power Company
National Grid (US) Holdings Limited                   Massachusetts Electric Company
National Grid (US) Investments 4                      The Narragansett Electric Company
National Grid (US) Partner 1 Limited                  Granite State Electric Company
National Grid (US) Partner 2 Limited                  Nantucket Electric Company
1-3 Strand                                            New England Electric Transmission Corporation
London WC2N 5EH                                       New England Hydro-Transmission Corporation
United Kingdom                                        New England Hydro-Transmission Electric Co. Inc.
                                                      National Grid USA Service Company Inc.
National Grid General Partnership                     National Grid USA
c/o RL&F Service Corp.                                National Grid Holdings Inc.
One Rodney Square                                     25 Research Drive
Wilmington,                                           Westborough, MA 01582
New Castle County, DE 19801
                                                      Niagara Mohawk Holdings, Inc.
And the direct and indirect nonutility subsidiary     Niagara Mohawk Power Corporation
companies of National Grid Transco plc listed on      300 Erie Boulevard West
Exhibit A to the Application.                         Syracuse, New York 13202

                ________________________________________________
                            National Grid Transco plc

                    (Name of top registered holding company)
                ________________________________________________

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518

                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              1875 Connecticut Ave.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8212
                            Facsimile: (202) 986-8102

     This Post-Effective Amendment No. 1 amends the Application originally filed with the Securities and Exchange Commission (the "Commission") in File No. 70-10236 on July 15, 2004 and subsequently amended on August 30, 2004 and September 30, 2004, to provide further information in Item 1 regarding National Grid Transco plc's compliance with Rule 53(c) and to conform Items 2, 5 and 6.


Item 1.  Description of the Proposed Transaction

A.   Introduction.

     National Grid Transco plc ("National Grid Transco"), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act") requests the Commission to release jurisdiction regarding National Grid Transco's issuance of securities for the purpose of financing additional investments in foreign utility companies ("FUCOs").

B.   Discussion

     1.   Request for Release of Jurisdiction

     By order dated September 30, 2004, Holding Co. Act Release No. 27898 ("September Order"), the Commission authorized National Grid Transco and the direct and indirect National Grid Transco subsidiaries identified on the cover page and in Exhibit A of the Application (collectively, the "Applicants") to engage in certain financing and other transactions described in the September Order and the Application in SEC File No. 70-10236, as amended. The September Order authorized the Applicants to engage in the transactions proposed in the Application but reserved jurisdiction over, among other things, National Grid Transco's issuance of securities to finance an additional USD 20 billion of FUCO investments, pending completion of the record. National Grid Transco now supplements the record with additional information regarding its compliance with Rule 53(c) under the Act and requests that, based on this supplementary information, the Commission find that the additional FUCO investment authorization proposed in the Application may be granted.

     2.   Analysis Under Rule 53(c)

     In determining whether to approve the issuance or sale of a security by a registered holding company to finance a FUCO investment, the Commission typically considers the circumstances surrounding the proposed issuance and, in particular, the effect of the proposed investments on the financial soundness of the registered holding company system. If the securities issuance cannot qualify for the safe harbor in Rule 53(a) of the Act, the Applicants must demonstrate under Rule 53(c) that the proposed FUCO financing will not (i) have a substantial adverse impact upon the financial integrity of the registered holding company system, and (ii) have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

     As reported in its Certificate of Notification under Rule 24 filed on November 24, 2004, as of September 30, 2004, National Grid Transco's current aggregate investment in FUCOs was GBP 10,635 million (USD 19,143 million). Combined with the additional FUCO investment authorization of $20 billion requested in this Application, National Grid Transco's aggregate investment in FUCOs could grow to USD 39,143 million during the Authorization Period. Although this investment exceeds the Rule 53(a) safe harbor, National Grid Transco satisfies the conditions of Rule 53(c). As demonstrated in the Application, National Grid Transco's proposed issuance and sale of securities to finance additional FUCO investments will not adversely affect its financial integrity. The soundness of National Grid Transco's capital structure is demonstrated by its high credit rating. National Grid Transco's senior unsecured debt is currently rated A- by S&P and Baa1 by Moody's. In addition to the company's investment grade rating, National Grid Transco's financial soundness is shown by its equity market value to book value ratios and stock price to earnings ratios over several years. Also, as described in the

Application, National Grid Transco subjects FUCO investment proposals to careful and stringent reviews by senior management and directors. For these reasons, National Grid Transco satisfies the conditions of Rule 53(c)(1).

     Under Rule 53(c)(2), National Grid Transco must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of the affected state commissions to protect such subsidiary or customers. National Grid Transco's public utility subsidiary companies (defined in the Application as the "Utility Subsidiaries") and their customers will not be adversely impacted by the proposed FUCO investment based on the following:

     (a) All of National Grid Transco's investments in FUCOs will be segregated from the Utility Subsidiaries and none of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid Transco owns any interest;

     (b) Investments in FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries will continue to have financial facilities in place or access to National Grid Transco financing facilities that will adequately support their operations;

     (c) National Grid Transco will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to FUCOs; and

     (d) National Grid Transco will comply with Rule 53(a)(4) regarding the provision of FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

     In addition, the proposed FUCO financing authorization will not have an adverse impact on the ability of any state commission to protect the Utility Subsidiaries or their customers. All state commissions with jurisdiction over the retail rates of the Utility Subsidiaries have provided the Commission with statements in support of this finding. Each of the affected state commissions has confirmed that National Grid Transco's proposed FUCO investment will not have an adverse impact on the ability of the state commissions to protect National Grid Transco's utility subsidiaries subject to their jurisdiction or the subsidiaries' customers.

     In particular, the New York Public Service Commission ("NYPSC"), in its letter dated December 1, 2004, has acknowledged that National Grid Transco's "proposed investments will not have an adverse impact on Niagara Mohawk Power Corporation, or its respective customers, or the ability of the [NYPSC] to protect Niagara Mohawk Power Corporation or its ratepayers in New York." The NYPSC also confirmed that it has the authority and resources to protect New York ratepayers and intends to continue exercising that authority.\1 Similarly, the Rhode Island Public Utility Commission ("RIPUC") in its September 23, 2004 letter to the Commission concluded that "[National Grid Transco's] proposed investments will not have an adverse impact on Narragansett Electric [Company], or its respective customers, or the ability of the [RIPUC] to

------------
1 The NYPSC letter references a November 3, 2004 letter from Kirk L. Ramsauer, Deputy General Counsel, National Grid to Hon. William M. Flynn, Chair of the NYPSC, clarifying that National Grid Transco will restrict any guarantees issued by Niagara Mohawk Holdings, Inc. ("NIMO Holdings") to obligations of NIMO Holdings' direct and indirect subsidiaries.

protect ratepayers in Rhode Island. The [RIPUC] is of the view that it has the authority and resources to protect Rhode Island ratepayers and it intends to continue exercising that authority."

     The New Hampshire Public Utility Commission ("NHPUC"), in a letter dated September 30, 2004 raised concerns about the potential impact of National Grid Transco's application on the utilities over which the NHPUC has jurisdiction.\2 In its letter dated November 29, 2004, the NHPUC indicates that representatives of the NHPUC and National Grid Transco met to discuss these concerns and the NHPUC has been assured that it would continue to have the jurisdictional authority it currently holds over the National Grid Transco retail utility subsidiaries, including the NHPUC's standards regarding long and short term debt. The NHPUC further expressed its satisfaction that "approval by the Securities and Exchange Commission of the Form U-1 Application [of National Grid Transco] will not infringe upon [the NHPUC's] regulatory authority."

     The Massachusetts Department of Telecommunications and Energy ("MDTE") concluded, in its letter dated September 24, 2004, that National Grid Transco's existing interest and proposed additional investments in FUCOs will not have an adverse impact on the ability of the MDTE to protect Massachusetts Electric Company or Nantucket Electric Company or their respective customers.\3 The MDTE also stated that "pursuant to G.L. c. 164, the [MDTE] has the authority and resources to protect ratepayers in Massachusetts and it intends to continue exercising that authority."

------------
2 The New Hampshire jurisdictional utilities are Granite State Electric Company; New England Hydro-Transmission Corporation; New England Power Company; and New England Electric Transmission Corporation.

3 The MDTE provided its statement to the Commission before the filing of pre-effective Amendment No. 2 to the Application on September 30, 2004.

     Based on the foregoing statements from the affected state commissions, the Commission should find that the requirements of Rule 53(c) are satisfied and it should release jurisdiction over National Grid Transco's issuance of securities to finance additional FUCO investments. The release of jurisdiction would permit National Grid Transco to issue securities to finance USD 20 billion of additional investments in FUCOs in excess of the current USD 19.143 billion aggregate FUCO investment during the Authorization Period, subject to compliance with the parameters set forth in the Application and the September Order applicable to the issuance of securities by National Grid Transco. The relief requested is necessary for National Grid Transco to continue to finance and operate permitted FUCO businesses in compliance with the Act.

     Applicants request that the Commission continue to reserve jurisdiction over: (a) the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission under this Application at any time that the Investment Grade Condition is not satisfied, and (b) the participation of any National Grid Transco System company in the Money Pool, other than the Utility Subsidiaries and ServiceCo, as a borrower.

Item 2.  Fees, Commissions And Expenses

     The fees, commissions and expenses to be paid or incurred by National Grid Transco directly or indirectly in connection with the preparation of this Post-effective Amendment No. 1 to the Application are estimated to be approximately USD 8,000.

Item 3.  Applicable Statutory Provisions

     Rule 53(c) under the Act is applicable to the relief requested in this Post-Effective Amendment.

Item 4.  Regulatory Approvals

     No state commission and no federal commission, other than the Commission, has jurisdiction over the relief requested in this Post-Effective Amendment.

Item 5.  Procedure

     The Commission issued a notice of the filing of the Application on August 30, 2004. A new notice of the instant request for a release of jurisdiction is not required. The Commission is respectfully requested to issue an order authorizing the relief requested herein forthwith.

     A recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed release of jurisdiction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibits

*        *        *

F Letter from the State of New York Department of Public Service, Public Service Commission dated December 1, 2004 (including letter from Kirk L. Ramsauer dated November 3, 2004).

G Letter from the State of Rhode Island Public Utilities Commission dated September 23, 2004.

H Letters from the State of New Hampshire Public Utilities Commission dated September 30, 2004 and November 29, 2004.

I    Letter from the Commonwealth of Massachusetts Department of
     Telecommunications and Energy dated September 24, 2004.

Item 7.  Information as To Environmental Effects

     The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to its Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Amendment which is pertinent to the Application.

Date: December 16, 2004          National Grid Transco plc and its subsidiaries


                                 By:  /s/ Kirk L. Ramsauer
                                 Kirk L. Ramsauer
                                 Deputy General Counsel
                                 National Grid USA

                                  EXHIBIT INDEX


F Letter from the State of New York Department of Public Service, Public Service Commission dated December 1, 2004 (including letter from Kirk L. Ramsauer dated November 3, 2004).

G Letter from the State of Rhode Island Public Utilities Commission dated September 23, 2004.

H Letters from the State of New Hampshire Public Utilities Commission dated September 30, 2004 and November 29, 2004.

I    Letter from the Commonwealth of Massachusetts Department of
     Telecommunications and Energy dated September 24, 2004.